Exhibit (a)(5)(E)

News from Xerox
Public Relations Office:	FOR IMMEDIATE RELEASE

800 Long Ridge Road Stamford, CT 06904 203-968-4644

XEROX COMPLETES TENDER OFFER FOR GLOBAL IMAGING SYSTEMS

STAMFORD, Conn., May 9, 2007 – Xerox Corporation (NYSE: XRX) announced today that shareholders of Global Imaging Systems, Inc. (NADAQ: GISX) tendered approximately 45.6 million shares, representing about 90.4 percent of the shares outstanding. According to the terms of Xerox’s tender offer for all of the outstanding common stock of Global Imaging, shares that were validly tendered and not withdrawn have been accepted for payment. The tender offer expired at 12:00 midnight ET on May 8 and was not extended.

Until the acquisition is complete, six Xerox representatives will serve on Global Imaging’s board of directors, giving Xerox majority board representation. Two representatives from Global Imaging will remain on the board.

Xerox intends to complete the acquisition of Global Imaging through what is known as a “short-form merger,” meaning without a vote or meeting of Global Imaging’s remaining shareholders. Each of the remaining shares of Global Imaging common stock (other than shares of which appraisal rights are required under Delaware law) will be converted into the right to receive the same amount as in the tender offer – $29 per share in cash and without interest. The merger is expected to occur within the next several days. Following the merger, Global Imaging will immediately become a wholly owned subsidiary of Xerox, and Global Imaging’s common stock will no longer list on NASDAQ.

XXX-

Media Contacts:

Christa Carone, Xerox Corporation, 203-968-4644, christa.carone@xerox.com

Note to Editors: This release contains “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should,” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to the risk that the businesses of Xerox and Global Imaging will not be integrated successfully, or will take longer than anticipated; the risk that the expected cost savings from the Global Imaging transaction will not be achieved or unexpected costs will be incurred; the risk that customer retention goals for the Global Imaging transaction will not be met and that disruptions from the Global Imaging transaction will harm relationships with customers, employees and suppliers; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to maintain and improve cost efficiency of operations; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Results of Operations and Financial Condition” section and other sections of our 2006 Form 10-K filed with the SEC. The company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

This release is not a solicitation of a proxy. It is also not an offer to purchase securities or a solicitation of an offer to sell securities.

To receive Xerox’s RSS news feed, visit www.xerox.com/news. XEROX® is a trademark of XEROX CORPORATION.